September 26, 2011	News Release 11-21

SILVER STANDARD COMPLETES SALE OF BOWDENS PROJECT

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announces that it has completed the sale of its Bowdens project in NSW, Australia for an aggregate consideration in cash and shares of A$75 million to Kingsgate Consolidated Limited. This transaction was previously announced in Silver Standard’s press release dated August 1, 2011.

For further information contact:

Ian Chadsey
Director, Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.